Exhibit 99.2

REPORT SUSTAINABILITY Contributing to gaming’s positive impact on the world November 8, 2022

CONTENTSFOUNDERS’ MESSAGE3 SASB DISCLOSURES27 RISK MANAGEMENT26 CORPORATE GOVERNANCE24 ABOUT NEXTERS5 OUR SUSTAINABILITY STRATEGY6 GLOBAL GAME INDUSTRY AND ITS IMPACT8APPENDIX30 COMPANY TIMELINE32 FOCUS AREAS10 Focus area 1: Our team . . . . . . . . . . . . . .10Focus area 2: Our players . . . . . . . . . . . . .14Focus area 3: Our communities . . . . . . .17Focus area 4: Our environment . . . . . . . .20

GDEV NEXTERS SUSTAINABILITY REPORT
Founders' message | Sustainability strategy | Focus areas | Corporate Governance | SASB Disclosures | Appendix 3


Andrey FADEEV,
Co-founder, CEO
Boris GERTSOVSKIY,
Co-founder, head of R&D

2010

Andrey Fadeev and Boris Gertsovskiy first meet

2012

Andrey's company Progrestar and Crazy Bit founded by Boris start their partnership

2014

Andrey and Boris unite companies under a new brand – Nexters.

2020

Nexters becomes one of the Top 5 independent mobile game developers in Europe.

2021

Nasdaq GDEV

Nexters becomes a publicly listed company

Andrey Fadeev and Boris Gertsovskiy, co-founders of NextersFrom the inception of Nexters a decade ago, we have been inspired by the challenge of building a sustainable strategy for Nexters to become a global gaming leader. Nexters was born through the merger of our two studios and the respective teams were united by our long term vision for a thriving and impactful business .Core to our ethos as founders is a culture of respect, resilience and collaboration . As executives and substantial shareholders, we feel accountable to each other, our employees, customers, and partners . Through our rapid expansion in a fast growing industry, we have developed a deep sense of our responsibility towards all stakeholders .Even before becoming a publicly listed company, we embraced the importance of communication and transparency . In this tradition, we are proud to deliver this inaugural sustainability report . Our policies and practices reflect our beliefs. We hope this helps build trust and dialogue within our company and throughout the gaming industry .As citizens of the world, we are acutely aware of the challenges facing the environment and society. Though our business is not carbon intensive, we strive to mitigate our environmental impact through corporate initiatives and efficiency. Human capital is critical to our success and the long term stability of societies around the world. Hence, we focus our policies on accessing social mobility opportunities and just employment practices. Similarly, we have further heightened our corporate governance practices and board diversity standards . We believe these principles are the heart of our business and can produce broad positive impact . Our sustainability strategy reflects a three pronged approach in ESG reporting: Core, Local, and Global. We based it on a combination of SASB’s materiality matrix and the UN SDGs. At Nexters, strategy and execution go hand-in-hand . Our sustainability strategy is supported by a coherent, comprehensive and increasingly measurable framework of policies. These policies drive our resource allocation to a supportive and inclusive corporate culture, recycling and emissions reduction initiatives, and demonstrating our commitment to the communities in which we live and work. Some of our existing policies and traditions already support our sustainability strategy, such as sponsoring local sports events, contributing to the budding IT ecosystem in Cyprus, and joining charity programs to help gamers with special needs.We see through our work how games can have such a positive impact on society. This FOUNDERS’MESSAGE engaging form of interactive entertainment provides personal satisfaction and relief from hectic schedules of today’s stressful lifestyle . Games are a creative outlet and help people of all ages and profiles to cope with the pressures of the moment – this is why the demographics are so inclusive. A recent survey showed that 48% of gamers in the US are women of all ages! According to numerous studies, games play a meaningful role in forming our personality and developing our skills and knowledge, and for many, they are an integral part of life from youth .Gaming also has a positive impact on the people that make games . For many independent and geographically remote artists, programmers and content creators, the gaming industry is a place to collaborate and to engineer an immersive experience for billions of players worldwide.Gaming has become part of the social technology of our world. And we hope that Nexters will achieve even more impact to enhance our positive influence on the world, players and everyone around us, promoting our values and unique corporate culture far beyond the company . NEXTERS SUSTAINABILITY REPORTFounders’ message | Sustainability strategy | Focus areas | Corporate Governance | SASB Disclosures | Appendix 4

GDEV NEXTERS SUSTAINABILITY REPORT
Founders' message | Sustainability strategy | Focus areas | Corporate Governance | SASB Disclosures | Appendix
5

ABOUT NEXTERS

Top 100 grossing game worldwide

Top 3 grossing RPG titles in 2021

Over $ 1 bln of lifetime bookings* accumulated

Over 150 mln installs since launch

Nexters' first successful social games

100+ mln installs

Rich pipeline of new casual projects in various genres

8+ mln installs since launch in total

13x booking growth in 2018-2021

Rapid 2021 bookings growth across platforms and geographies

+57% DESKTOP

+90% ASIA

Multiplatform

Games available on mobile and desktop platforms

68% MOBILE

32% DESKTOP

Top-3 independent mobile game companies in Europe**

20+ countries International team working all over the globe

Headquartered in Cyprus, EU

Nasdaq The first European gamedev company on NASDAQ

Independent and diverse Board

Majority independent directors, demonstrating international, professional and gender diversity

* Bookings are a key operating metric of Nexters, defined as sales contracts generated from in-game purchases and sales of advertisement in a given period.

** Based on in-game purchases net of platform fees over January – December 2021 (data provided by AppMagic), excluding developers owned by other companies.

GDEV NEXTERS SUSTAINABILITY REPORT
Founders' message | Sustainability strategy | Focus areas | Corporate Governance | SASB Disclosures | Appendix
6

OUR SUSTAINABILITY STRATEGY

We have fundamental social and environmental principles that drive our sustainability strategy. As explained in our Founders' message, our approach is focused on integral practices, giving back to local communities, and contributing to gaming's positive impact to the world.

According to our sustainability strategy, we highlight three pathways which represent different levels of Nexters' impact on the world. This division implies varying degrees of engagement and impact: within the company, certain local and global communities.

In order to benefit our stakeholders, the environment, and society, we have identified the most important aspects of our daily activities and their impacts. We have grouped these activities into four focus areas that reflect our interaction with the world in terms of sustainability. We also align with the UN SDGs and provide overall guidance for the company's development activities and operations.

Moreover, we consider SASB Software & IT Services Standard to be a benchmark on our approach to processing of sustainable development indicators.

FOUR FOCUS AREAS APPROACHED IN A THREE PATHWAYS STRATEGY

- OUR TEAM
- OUR PLAYERS
- COMMUNITIES
- ENVIRONMENT

CORE
Meet ESG standards and requirements in IT industry.

LOCAL
Be responsible and giving back to local communities.

GLOBAL
Contribute to the gaming's positive impact on the world.

GoalsOur contribution ไWe employ people solely on the basis of their professional skills and do not discriminate based on race, gender, origin ไInclusion and Diversity policy is in progress and is expected to be approved by the BoD ไSpecial tools for reporting harassment and abuse in the workplace, which registered 0 allegations of discrimination in 2021 ไMaintaining employees’ financial well-being and providing decent payment ไClear career opportunities ไStrict observance of labor rights ไBroad charity program ไAnti-discrimination policy ไIT education for children in Cyprus ไEvents to support people with special needs ไEnergy-efficient workplaces and servers ไReducing the power consumption of devices when playing our games ไWaste reduction ไImplementation of environmental initiatives in the countries of presence ไLow carbon footprint of data centers ไEvaluation of possibilities to achieve net-zero emissions ไEnvironmental agenda in our gamesUN SUSTAINABLE DEVELOPMENT GOALS We have identified five UN Sustainable Development Goals (UN SDGs), where the company can make the biggest impact. To achieve these goals, Nexters has developed several relevant initiatives. NEXTERS SUSTAINABILITY REPORTFounders’ message | Sustainability strategy | Focus areas | Corporate Governance | SASB Disclosures | Appendix 7

GDEV NEXTERS SUSTAINABILITY REPORT
Founders' message | **Sustainability strategy** | Focus areas | Corporate Governance | SASB Disclosures | Appendix 8

SUSTAINABILITY & GLOBAL GAMING

Gaming is a globally popular and growing form of entertainment, which can be a platform for encouraging sustainability. The size of the global gaming market is twice as large as the digital music and movie markets combined.

Games are an important part of our culture and create social ties. Now, mobile games play a major role in the industry thanks to the broad penetration of smartphones, mobile games accessibility, and a wide variety of genres and monetization opportunities. With mobile games now accounting for over half of total global gaming, this channel is a natural platform for advocating sustainability.

It is perhaps a surprise to many that the gaming user base is geographically, generationally and gender diverse - 48% are women (based on the US data).

At Nexters, we see this as a powerful opportunity to encourage gamers to embrace environmental protection, social inclusion and diversity of talent. We are expressing this through the content and character development of our games, having a variety of characters from different backgrounds and origins, and promoting various important socio-cultural themes through our games.

INDUSTRY OVERVIEW



x2

Gaming market 2x larger than movie and music markets combined[1]



51%

Mobile gaming accounts for 51% of the industry[2]

80% of the global population under 40 play games with an average weekly playtime of 7 hours[3]

GLOBAL GAMES MARKET, $ BLN


+50%
116
180
2017
2021

Gamer Demographics

GEO SPLIT, %


7%
13%
15%
55%
10%

- Asia-Pacific
- Middle East & Africa
- Europe
- Latin America
- North America

3.2 billion total players in 2022[4]

MALE 52%

FEMALE 48%



AGE SPLIT, %


17
21
31
31

- 10-20
- 21-35
- 36-50
- 51-65

GDEV NEXTERS SUSTAINABILITY REPORT
Founders' message | Sustainability strategy | Focus areas | Corporate Governance | SASB Disclosures | Appendix
9

Game impact

In our opinion, based on numerous scientific researches, safe games with a reasonable amount of time spent greatly contribute to personal development and positively affect their well-being and psychological health.

MOST COMMON POSITIVE EXPERIENCES OF VIDEO GAMING IN THE UNITED STATES AS OF JUNE 2021[5], %


Helped other players
92
Made friends
89
Felt that I belonged to a community
87
Discovered new interests
87
Learned about interesting topics
85
Learned about myself
83
Found a partner
64
Found a mentor
62
Share of respondents

For example, a 10-year study found that teens and young adults who play games outperform non-gamers in a number of cognitive functions[6]. They can better switch between different tasks and distribute their attention between moving objects. Some studies have also shown that gamers have more gray matter, i.e., the outer layer of the brain that processes information[7]. Games also contribute to psychological health. While playing with other people, leadership qualities are manifested and intellect develops, which is especially important for children[8]. Video games have also been proven to facilitate subsequent real-world collaboration and strengthen social bonds, which was especially important during the COVID-19 lockdowns[9]. Moreover, games are a relief from hectic schedules, boring days, and stressful lifestyles and they help many cope with today's difficulties and uncertainties[10].



Video games can help build[11] (among players)

88% Cognitive skills

86% Creative skills

86% Teamwork and collaboration skills

63% Communication skills

61% Leadership skills

OUR TEAM FOCUS AREA ONE EQUALITY, DIGNITY, AND JUSTICEMOTIVATION AND BENEFITS TALENT DEVELOPMENTWORKFORCE DIVERSITYEMPLOYEE WELL-BEING NEXTERS SUSTAINABILITY REPORTFounders’ message | Sustainability strategy | Focus areas | Corporate Governance | SASB Disclosures | Appendix 10

GDEV NEXTERS SUSTAINABILITY REPORT
Founders' message | Sustainability strategy | **Focus areas** | Corporate Governance | SASB Disclosures | Appendix 11



As an industry leader, Nexters strives to attract the best employees and enable the professional development of the team. We welcome talented and motivated people irrespective of their gender, race, ethnicity, and other characteristics.

We value each of our employees, endeavor to develop their professional skills while avoiding mental burnout and excessive work hours. We also cultivate a friendly environment and develop an open corporate culture that comes from founders and management. At Nexters, employees can combine their love for games with their professional ambition and pursuit of excellence.

Equality, dignity, and justice

Nexters' key principles regarding discrimination and misconduct:

Equality
All employees, regardless of their position or employment time in the company, have equal rights

Dignity
Every employee must have a respectful and friendly attitude to each other

Justice
Every employee must demonstrate justice, fairness, and honesty to their colleagues and partners

Practical Measures

Monthly meetings with C-level managers to discuss the company's challenges, achievements and plans.

Working tools for managing misconduct or discrimination in the workplace.

Protection against discrimination in the recruitment process is ensured by criteria-based technical interviews.

2022 changes

As we have published earlier, in June 2022, on the back of a number of economic, industry, company-related and geopolitical factors, such as Russian Military Conflict in Ukraine, Nexters had to make some significant changes to its headcount and corporate governance.

The changes impacted 235 employees located in Russia, Cyprus, Turkey, Armenia, Georgia, and other countries.

This was a tough decision that had to be made due to external factors. It helped to increase the effectiveness of the team that has grown significantly over the past year. To explain the reasons for headcount changes, we held a conference call of founders and management with all employees to clarify the current situation. Each employee was provided with a compensation package that included a supplemental cost-of-living adjustment payment, insurance renewals, relocation compensation, and other types of financial and psychological support.

Nexters also has intensified its relocation program to move people located in Russia and Belarus to Cyprus, Armenia & other safe-harbor locations by the end of 2022 with the aim of providing a comfortable and safe environment for our employees and sustainability for the company.

GDEV NEXTERS SUSTAINABILITY REPORT Founders' message | Sustainability strategy | **Focus areas** | Corporate Governance | SASB Disclosures | Appendix 12

Motivation and benefits

Maintaining the financial well-being of employees and providing decent payment for their amazing work is one of the company's goals, which allows us to retain employees for years.

We closely monitor the salary market and periodically conduct research on all gamedev specializations employed by Nexters. We also have a special bonus program, so every employee can be awarded for outstanding work. There are also special payments in emergency situations. In addition, Nexters stock option program is also being developed to motivate employees and keep them in the company.

Talent development

At Nexters, great attention is paid to the professional development and career path of employees. In fact, the vast majority of our middle and senior executives achieved their positions while working at the company; this demonstrates how Nexters provides opportunities for advancement.

The most important areas of Nexters employees' training and development are IT, project management and courses for designers and producers in order to enhance our leadership in game development. In 2021, the company organized 56 different courses and training programs and invested more than $100,000 in them.

We are proud of employees who have been successfully working in the company for a long period of time and reward them with special precious metal badges after reaching a new term milestone.


Initiation period completed
3 years
5 years
7 years
10 years

Workforce diversity

From the very beginning, we have never allowed discrimination and infringement on the basis of gender, sexual orientation, race or any other individual characteristic, that has allowed us to achieve significant results in terms of workforce diversity.

Among Nexters employees, there are people working from over 20 countries. Furthermore, the share of women among employees grew from 31% in 2019 to 38% in 2021, which had a positive effect on the cohesion of our team. The share of women holding managerial positions exceeded 35% in 2021. We also provide flexible conditions for employees during pregnancy and maternity leave.

TOTAL HEADCOUNT, END OF THE YEAR


268
31%
69%
424
35%
65%
809
38%
62%
2019
2020
2021
Men
Women

GDEV NEXTERS SUSTAINABILITY REPORT
Founders' message | Sustainability strategy | **Focus areas** | Corporate Governance | SASB Disclosures | Appendix 13

Employee well-being

Nexters features a dedicated corporate culture group, which supports and encourages our employees' sense of well-being. It is headed by Olga Gertsovskaya. The group looks after employees' needs, tracks team spirit, designs and delivers group events throughout the year, and offers a variety of free or subsidized sports & social activities – online and in person, including corporate soccer, volleyball and yoga classes. Various lectures and educational seminars on important topics were also organized. This is a key part of our effort to be an attractive employer as talent acquisition and retention are vital to our success.

Nexters also pays special attention to employees' mental health. We provide professional psychological assistance to enable employees to identify and deal with burnout symptoms at an early stage. Nexters has an agreement with an online vendors that provide psychological support, as well as free subscription to meditation app that is used by 100+ employees.

During the COVID-19 lockdowns, we helped our employees financially to equip their homes for comfortable, remote working. Once COVID restrictions were lifted, we held more than 35 team-building events. The biggest one was the unforgettable Nexters FEST, which brought together for three days company's employees from all over the world with memorable performances from famous musicians. Also, over the past year, we have distributed to employees more than 10.000 corporate merch items.



Olga Gertsovskaya
Head of Employee Well-being

"I have been with Nexters since the very beginning and my main task has always been to embody the founders' ideas and aspirations among employees in order to keep the company the best place to work. It is vital nowadays to appreciate each employee and strive to make their time with Nexters unforgettable".


nexters





OUR ACTIONS

1. Continue to make Nexters the best place to work, valuing all employees properly
2. Develop tools that allow employees to grow professionally and receive fair remuneration, including stock options
3. Remain committed to the principles of equal opportunity for all employees
4. Promote our best practices within acquired companies while maintaining a unique work culture in established teams

FOCUS AREA TWO OUR OUR GAMESETHICAL GAME CHARACTERIZATION AND CONTENTPLAYER PROTECTION AND IN-GAME COMMUNITIES NEXTERS SUSTAINABILITY REPORTFounders’ message | Sustainability strategy | Focus areas | Corporate Governance | SASB Disclosures | Appendix 14

GDEV NEXTERS SUSTAINABILITY REPORT
Founders' message | Sustainability strategy | **Focus areas** | Corporate Governance | SASB Disclosures | Appendix
15



Our games

Nexters' main goal for games is to create an immersive experience which remains engaging for many years. Our core aims are to stimulate emotional and innovative gameplay experiences for our players, as well as to continuously improve our games. That's why we are constantly adding new content, organizing in-game events and festivals to attract and engage even habitual players. Hence it is vital to support users when they have a technical problem with the game – and we have hugely progressed in this area.

Nexters' games have a broad social function to unite people with guilds, clans and constant communication between players. While increasing our core player base, we are also promoting universally recognized values such as love for one's neighbor, mutual support, kindness, and the equality of all people.

Ethical game characterization and content

Given the popularity of our products, we need to be especially careful in devising content and functionality. In particular, we're working to represent diversity within our games, avoid toxic content and abusive behavior, and ensure safe gaming for minors. Currently, we develop games for ages 12+, and adult content is prohibited in our games.

We rigorously screen games to avoid unintentional bias by verifying the content by a diverse reviewing team at all stages, from concept to the pre-release version. The procedure helps us to avoid unintended discrimination or cultural appropriation. In all our new projects, women and people of different nationalities and cultures are widely represented.

We are committed to bringing people together through games. That's why we always care for in-game diversity, which is confirmed by the presence of women among the main characters of our games. Despite the fact that we don't reveal too much about the characters' personal lives, there are some that are perceived by a large number of players as LGBTQ+.

Player protection and in-game communities

We want everyone to be able to enjoy our games in a safe, friendly, and positive environment. Offensive language, personal attacks, spam, threads hijacking, trolling, cheating, or any other behavior that negatively impacts the players are not allowed in Nexters' gaming communities

Our official gaming communities are managed by a team of experienced community managers and moderators. The community department works with technical experts within the company to resolve the issues with an automated bot that monitors and removes such comments in real-time. Moreover, we have high rates in terms of the speed of solving user problems and are constantly working to improve*.

When working with official communities we are guided by Community Rules, Rules for Parents, and Fan Content Policy, as well as by the rules of every platform we work with.

Solving problems and user support technically and ethically is our priority

We believe that rapid player support is crucial for any gaming company. When our players face any issues, whether technically related, or players' complaints on offensive behavior, we strive to react fast and solve the issue rapidly. In recent years, we have significantly improved such indicators as First Reply Time (FIRT) and Full Resolution Time (FURT), which confirms our player oriented approach.

FIRT


~11
hours
26
minutes
2020
2022

FURT


~40
hours
~2.5
hours
2020
2022

* Detailed data given in appendix

GDEV NEXTERS SUSTAINABILITY REPORT
Founders' message | Sustainability strategy | **Focus areas** | Corporate Governance | SASB Disclosures | Appendix 16

Island Questaway:
a female character case study

In this game, the themes of humanism, equal opportunities, and respect for different cultures are largely expressed through the character and image of the protagonist. A young aristocrat in the early 20th century abandons her traditional social role to fulfill her dreams. Much of the plot is built around her path to self-realization. Secondary characters of different nationalities, cultures, and social groups become friends or enemies of the protagonist depending on their actions. One of the main themes of the game is women's rights.

Download on the App Store

GET IT ON Google Play



OUR ACTIONS

1. Continue to release multi-year games that players will enjoy for many years
2. Promote universal ideas and values through our games
3. Continue to keep diversity in our games
4. Continue to patrol offensive and toxic behavior in our gaming communities.
5. Join global gaming organizations

FOCUS AREA THREE OUR COMMUNITIES LOCAL COMMUNITIESCHARITY PROJECTSPROFESSIONAL COMMUNITIES NEXTERS SUSTAINABILITY REPORTFounders’ message | Sustainability strategy | Focus areas | Corporate Governance | SASB Disclosures | Appendix 17

GDEV NEXTERS SUSTAINABILITY REPORT Founders' message | Sustainability strategy | Focus areas | Corporate Governance | SASB Disclosures | Appendix 18



For Nexters, it is very important to positively affect people and the environment around us: local residents where we operate, gamedev communities, IT forums and organizations in various countries around the world. We want our success and achievements to contribute to the development of cities and regions of our presence, as well as the entire global game development industry.

Local Communities

We're engaging with our local communities, supporting IT education as well as developing public infrastructure in the places where we work, making them better for residents. We focus on numerous local initiatives and foster close relationships with local communities. For example, Nexters is actively involved in various environmental, social, sports, and educational projects in Cyprus, constantly expanding the number of local level activities.

For example, we support the international EdTech platform KidIT which provides offline courses focusing on creativity development through technology for Cypriot children. Thanks to this initiative, local children start studying computer science from childhood for free and acquire valuable skills and knowledge for today's world.


ONE SPECIAL DAY
nexters

For the third year in a row, we offered our support to the One Special Day charity event that raises money to help gamers with special needs. All the money made by the mobile version of Hero Wars in the UK on this day went towards this good cause.

Charity projects

Our approach is simple—we believe that charity support should be an integral part of our lives. Our approach to charities is to support local sports and social initiatives, as well as those related directly to our professional area, such as support for gamers with special needs. We are also interested in minimizing the damage of various global threats that affect a large number of people, such as COVID-19. Also, we encourage our employees to support various volunteer projects independently and help those in need.

Professional communities

Nexters has been actively participating in and supporting various IT & gamedev forums and initiatives for many years so that studios and professionals can share their knowledge and contribute to their mutual development of one another. The most important projects we actively participate in are the Cyprus IT Forum, which gathers more and more professionals every year, and Techisland, a platform that unites the largest IT companies and contributes to the growth of technology and the innovation ecosystem in Cyprus.

GDEV NEXTERS SUSTAINABILITY REPORT Founders' message | Sustainability strategy | **Focus areas** | Corporate Governance | SASB Disclosures | Appendix 19

In recent years Nexters has participated in numerous charity and communities support projects, including:

Charity

ONE SPECIAL DAY	One Special Day, a charity event for gamers with special needs in 2020, 2021 and 2022
You run! We donate.	Nexters' charity initiative 'You Run! We Donate', direct donations to Social Supermarket to help people in need
	COVID-19 charity donations to hospitals in need of medical supplies
	City Friends Club, a project for sponsoring regular cleaning of the island and eco-educational programs

OUR ACTIONS

1. Maintain our charity activities
2. Participate in a greater number of socially significant local events in Cyprus and other countries where we operate
3. Join global-scale initiatives and programs

Sports

	Sponsoring a large-scale sports events: Marathons in Larnaca & Limassol (Cyprus)
TRIATHLON	Triathlon NOK, a Nexters-supported triathlon club

Professional communities

KID'IT	KidIT, a Nexters-supported international EdTech platform of offline courses that focuses on creativity development through technology for Cypriot children
	Cyprus IT Forum, an event focused on the developments of ML / AI and investments in technology
	Techisland, a project for the growth of the technology and innovation ecosystem in Cyprus.

FOCUS AREA FOUR OUR GREENHOUSE GASES EMISSIONSENERGY USESUSTAINABLE AND ENERGY-EFFICIENT WORKSPACESWASTE REDUCTION NEXTERS SUSTAINABILITY REPORTFounders’ message | Sustainability strategy | Focus areas | Corporate Governance | SASB Disclosures | Appendix 20

GDEV NEXTERS SUSTAINABILITY REPORT
Founders' message | Sustainability strategy | **Focus areas** | Corporate Governance | SASB Disclosures | Appendix 21



Our core business has relatively low environmental intensity but our corporate culture is focused on the long term and hence we want to further reduce our environmental impact. We therefore strive to reduce our environmental impact and carbon footprint. Key areas of our concern are energy usage, climate impact, the responsible use of natural resources, and waste reduction. As Nexters grows and increases its impacts, we've put in place a strategy, targets, and metrics to manage and monitor our environmental efforts. We are currently evaluating the possibility for determining Nexters' carbon emissions net-zero target (Scope 2). We also commit to provide a time frame for achieving this target in our next Sustainability report.

Greenhouse gases emissions

In 2021, our estimated emissions increased due to growing energy consumption mainly connected to hiring new employees, opening new offices, increasing MAU (amount of players in our games) and partial back to office work arrangement due to the removal of most COVID restrictions.

ESTIMATED GHG EMISSIONS (SCOPE 2), METRIC TONS CO_2E


123
117
146
2019
2020
2021

See more on the calculation method and emission factors in Appendix

EMISSION PER EMPLOYEE (HEADCOUNT BY THE YEAR-END), METRIC TONS CO_2E


0.46
0.28
0.18
2019
2020
2021

Data centers carbon footprint

We use Amazon Web Services (AWS), one of the most energy-efficient and environmentally friendly solutions on the market. According to AWS, its solutions can lower a workload's carbon footprint by 88% for the median-surveyed US enterprise data centers[12], and compared to European data enterprise centers, up to 96% once AWS is powered with 100% renewable energy[13].

We have 100% of our AWS facilities located in the EMEA region, where more renewables are on the grid; this allows us to be more energy efficient, use fewer natural resources, and make fewer carbon emissions. In addition, by 2025 our servers and data centers should be fully powered by renewable energy sources[14].

AWS's infrastructure was found to be 3.6 times more energy efficient than the median of surveyed enterprise data centers[15], with more than two-thirds of this advantage due to a more energy-efficient server population and higher server utilization. AWS has early access to the latest server technology and adopts new, energy-efficient server platforms faster than enterprise data centers.

AWS CARBON EMISSIONS, METRIC TONS CO_2E[16]


40.4
0.2
53.4
0.4
2020
2021
Emissions saved on Amazon Web Services
Estimated emissions

Data provided by AWS

NEXTERS SUSTAINABILITY REPORT
Founders' message | Sustainability strategy | Focus areas | Corporate Governance | SASB Disclosures | Appendix
22

Energy use

Commitment to energy efficiency is one of Nexters' long-term goals. To help achieve our objective, we use the latest technologies that allow us to meet high energy efficiency standards and ensure low electricity consumption*.

ELECTRICITY CONSUMPTION, THOU KWH


357.4
279.5
334.7
2019
2020
2021

Waste reduction

For many years we have been introducing a continuous series of measures to improve our waste management.

In 2021, we introduced separate waste collection in all our offices. In total, more than 16 tons of recyclable materials were collected and sent for processing.

Plastic disposable tableware is replaced with eco-friendly products made from biodegradable materials. We use eco-pens, which are 70% biodegradable.

Our offices have special containers for collecting used batteries. Every year we collect and recycle about 60kg of batteries in our offices.

Since 2019, we have been collecting plastic caps from PET bottles. The caps are taken to collection points for recycling. Every year we collect about 100kg of caps.

In 2022, we organized a clothing exchange event in our offices to promote a conscious consumption and waste-saving agenda.

In 2021, we also took part in cleaning up Cyprus beaches and promoting our eco-initiatives among the local community in the city of Limassol.

Sustainable and energy-efficient workspaces

We tent to be conscious of using high quality equipment, with high rates of energy efficiency, in our offices. In 2020, all Nexters offices switched to LED lamps, which significantly reduced energy consumption. Also, we are introducing light sensors to save electricity.

We are planning to expand our program to separate and recycle materials, including recycling used light bulbs. We are making our merchandise more environmentally friendly by avoiding disposable packaging and reusing shopping bags, glasses, and mugs.

We plan to further expand our recycling program and reduce waste generation in 2022 and beyond.


16,500
32,500kg
TOTAL QUANTITY
46,000
Recyclables
Mixed waste

* It is not possible to determine the consumption of heat and water, because it is included in the rent; information on counters is given throughout the whole business center.

GDEV NEXTERS SUSTAINABILITY REPORT
Founders' message | Sustainability strategy | **Focus areas** | Corporate Governance | SASB Disclosures | Appendix 23

Reducing power consumption on devices playing our games

We constantly strive to optimize our mobile games in order to reduce their power consumption and carbon footprint.

For all versions of each game, optimizations and power reductions have always been accompanied by client profiling, reducing data traffic transferred between the server and the client.

In-game environmental thinking

We pay particular attention to the environmental agenda in our games:

- In **Island Questaway**, an industrial tycoon, ready to destroy the unique culture and nature of the islands for his own profit, is the main antagonist of the game.
- In **Hero Wars** there is a group of characters called the Grove Keepers. They protect nature from insatiable orcs and demonic creatures that represent uncontrolled consumption and an approach to nature based on mindless exploitation of the environment.

HERO WARS

Download on the App Store

GET IT ON Google Play

OUR ACTIONS

1. Increase awareness among our employees of environmental issues and develop eco-initiatives within the company
2. Ensure low energy and water consumption, expand the recycling program and reduce waste and emissions to reduce climate change
3. Evaluate possibilities to achieve net-zero emissions
4. Incorporate an environment-friendly and conscious consumption way of life in our games
5. Join global environmental initiatives

GDEV NEXTERS SUSTAINABILITY REPORT
Founders' message | Sustainability strategy | Focus areas | **Corporate Governance** | SASB Disclosures | Appendix 24

CORPORATE GOVERNANCE

The board and management approach

Nexters' board of directors and management team pay great attention to sustainable development and are dedicated to implementing best practices related to the environment, social, and governance components of the company's agenda.

The board of directors is contributes to defining the company's sustainability objectives and determines its sustainability strategy for the benefit of its stakeholders.

Management



Andrey FADEEV
Chief Executive Officer



Alexander KARAVAEV
Chief Financial Officer



Anton REINHOLD
Chief Operating Officer



Roman SAFIYULIN
Chief Corporate Development Officer



Yulia DEMENTIEVA
General Counsel



Andrey KUZNETSOV
Chief Investment Officer



Anna KORZH
Head of People Operations



Olga GERTSOVSKAYA
Head of Employee Well-being

Board composition

Nexters' board of directors is diverse in terms of professional experience and background. We base the formation of the board on the skills and expertise we require to achieve our goals.

In 2022, we made changes to the board of directors, significantly increasing the number of independent directors and women.

We believe that these changes will help us increase the commitment and support from the board of directors to meet today's challenges.

BOARD EXPERTISE MATRIX


4
1
1
1
Game industry
Finance
Media
Consumer Goods

BOARD ANALYSIS, %


29
71
14
43
% of independent directors
% of female directors
2021
2022

GDEV NEXTERS SUSTAINABILITY REPORT
Founders' message | Sustainability strategy | Focus areas | **Corporate Governance** | SASB Disclosures | Appendix 25

Board **members**

Chairperson
Audit comittee: Chairperson / Committee member
Nomination and Compensation Committee: Chairperson / Committee member



Natasha BRAGINSKY MOUNIER
Non-executive independent director

Areas of responsibility
- Global business
- Finance
- ESG

Professional experience
J.P.Morgan
Capital Group
aradei



Andrey FADEEV
Executive director

Areas of responsibility
- Game Industry
- Business growth
- Strategy

Professional experience
nexters



Dmitrii BUKHMAN
Non-executive director

Areas of responsibility
- Game Industry
- Business growth
- Strategy

Professional experience
playrix



Andrew SHEPPARD
Non-executive independent director

Areas of responsibility
- Game industry
- Investments
- Integrations

Professional experience
GREE
KABAM
Transcend.



Tal SHOHAM
Non-executive independent director

Areas of responsibility
- Investments / M&A
- Game industry
- Marketing

Professional experience
supersonic
ironSource
HuUUGE



Marie HOLIVE
Non-executive independent director

Areas of responsibility
- Entertainment & media
- Audit
- Global business management

Professional experience
General Electric
COMCAST NBCUNIVERSAL
London Business School



Olga LOSKUTOVA
Non-executive independent director

Areas of responsibility
- Consumer Goods
- Global business and general management
- Product development and Brand Marketing

Professional experience
Nestlé
SAB Miller
Whirlpool

GDEV NEXTERS SUSTAINABILITY REPORT Founders' message | Sustainability strategy | Focus areas | Corporate Governance | SASB Disclosures | Appendix 26

RISK MANAGEMENT

The mobile gaming industry is a highly competitive industry with low barriers to entry and an ever-increasing number of industry players.

In addition, the purchasing power of our customers is largely dependent on favorable economic conditions. Market downturns, global pandemics, military operations, or natural disasters that leave our players vulnerable can have a significant impact on the company.

The COVID-19 pandemic has made us well prepared for any rapid change.

Negative factors	Anti-crisis initiatives
In 2022, Nexters faced a number of new negative external factors:	By now, Nexters has implemented a number of anti-crisis initiatives, including:
An increasing likelihood of a general macroeconomic downturn	Measures to optimize costs
Rising inflation in key markets	Focus on the most important operations of the company
Geopolitical turmoil in Europe and Post-Soviet states	Intensified its relocation program to move people located in Russia and Belarus to safe-harbor locations
Other factors	

The situation requires constant hard work and a clear vision from each team member. However, we are confident that the experience and dedication of the team will allow us to overcome even this serious crisis.

GDEV NEXTERS SUSTAINABILITY REPORT Founders' message | Sustainability strategy | Focus areas | Corporate Governance | **SASB Disclosures** | Appendix 27

SASB DISCLOSURES

Sustainability disclosure topics & accounting metrics

Environmental footprint of hardware Infrastructure

Code	Accounting Metric	Location / Response
TC-SI-130a.1	(1) Total energy consumed, (2) percentage grid electricity, (3) percentage renewable	Energy use
TC-SI-130a.2	(1) Total water withdrawn, (2) total water consumed, percentage of each in regions with High or Extremely High Baseline Water Stress	No data available
TC-SI-130a.3	Discussion of the integration of environmental considerations into strategic planning for data center needs	Energy use GHG emissions

Data privacy and freedom of expression

Code	Accounting Metric	Location / Response
TC-SI-220a.1	Description of policies and practices relating to behavioral advertising and user privacy	Nexters Privacy Policy
TC-SI-220a.2	Number of users whose information is used for secondary purposes	No data available for 2021, we plan to disclose it in future reports
TC-SI-220a.3	Total amount of monetary losses as a result of legal proceedings associated with user privacy	In 2021, we did not have litigation or pre-trial proceedings that would lead to the payment of compensation or penalties.
TC-SI-220a.4	(1) Number of law enforcement requests for user information, (2) number of users whose information was requested, (3) percentage resulting in disclosure	No such requests have been received. In any case, the disclosure of user data is always carried out on an individual basis
TC-SI-220a.5	List of countries where core products or services are subject to government-required monitoring, blocking, content filtering, or censoring	Any content-blocking restrictions do not have a significant impact on Nexters' business

GDEV NEXTERS SUSTAINABILITY REPORT Founders' message | Sustainability strategy | Focus areas | Corporate Governance | **SASB Disclosures** | Appendix 28

SASB DISCLOSURES

Data security

Code	Accounting Metric	Location / Response
TC-SI-230a.1	(1) Number of data breaches, (2) percentage involving personally identifiable information (PII), (3) number of users	There have been no data breaches in 2021, so no users were affected
TC-SI-230a.2	Description of approach to identifying and addressing data security risks, including use of third-party cybersecurity standards	Appendix: Policies

Recruiting & managing a global, diverse & skilled workforce

Code	Accounting Metric	Location / Response
TC-SI-330a.1	Percentage of employees that are (1) foreign nationals and (2) located offshore	As of December 31, 2021, 1. 99% non-Cypriot 2. 86% located outside Cyprus
TC-SI-330a.2	Employee engagement as a percentage	No data available
TC-SI-330a.3	Percentage of gender and racial/ethnic group representation for (1) management, (2) technical staff, and (3) all other employees	Workforce diversity The board composition

Intellectual property protection & competitive behavior

Code	Accounting Metric	Location / Response
TC-SI-520a.1	Total amount of monetary losses as a result of legal proceedings associated with anticompetitive behavior regulations	In 2021, we did not have litigation or pre-trial proceedings that would lead to the payment of compensation or penalties.

GDEV NEXTERS SUSTAINABILITY REPORT Founders' message | Sustainability strategy | Focus areas | Corporate Governance | SASB Disclosures | Appendix 29

SASB DISCLOSURES

Managing systemic risks from technology disruptions

Code	Accounting Metric	Location / Response
TC-SI-550a.1	Number of (1) performance issues and (2) service disruptions; (3) total customer downtime	In 2021, there were no significant performance issues or service disruptions. Some players had to re-login to the game or experienced unavailability of games for several minutes. The median time of average services unavailability was 5 minutes. Total downtime in 2021 was 520 minutes. However, disruptions did not affect all players or all games at the same time.
TC-SI-550a.2	Description of business continuity risks related to disruptions of operations	Information provided in SEC Form F-1 Registration Statement

Activity metrics*

Code	Accounting Metric	Location / Response
TC-SI-000.A	(1) Number of licenses or subscriptions, (2) percentage cloudbased	No data available
TC-SI-000.B	(1) Data processing capacity, (2) percentage outsourced	To reveal this indicator, we take vCPU data (provided by AWS) and CPU data (Nexters own facilities) - the number of working hours of each 1-core virtual processor, to serve the company's data operation. We believe that this figure can most accurately determine the amount of processing power for the company's operation process. Total 2021 - 27550860 vCPU hours
TC-SI-000.C	(1) Amount of data storage, (2) percentage outsourced	To reveal this indicator, we take: Facilities provided by AWS: the amount of EBS (high-performance block-storage service) and S3 (Simple Storage Service) in Tb & Nexters own facilities: disk storage in Tb. We believe that these figures can most accurately determine the amount of data storage for the company's operation process. 2021 - 620 Tb (monthly on average)

* The data are compiled according to the internal methodology for 2022 by applying reduction factors to previous periods.

GDEV NEXTERS SUSTAINABILITY REPORT Founders' message | Sustainability strategy | Focus areas | Corporate Governance | SASB Disclosures | Appendix 30

APPENDIX

POLICIES

Code of conduct

Nexters' Code of business conduct and ethics covers employees' compliance with laws, rules, and regulations on bribery, copyrights, information privacy, insider trading, competition and antitrust prohibitions, employment discrimination or harassment, etc.

Inclusion & diversity

Nexters' Inclusion & diversity policy is now in progress. It will outline the company's approach to providing and achieving equality, fairness, and respect for all employees (whether temporary, part-time or full-time), partners, and players around the world regardless of their gender identity, marital or family status, sexual orientation, age, disability status, ethnicity, religious beliefs, cultural background, country of origin, socio-economic background, perspective and experience, and other characteristics.

Anti-corruption

Because we operate internationally, we comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the US Foreign Corrupt Practices Act of 1977 (the 'FCPA') and the U.K. Bribery Act 2010 (the 'Bribery Act'), as well as the laws of the countries where we do business.

Data privacy and security

Nexters respects the confidentiality of data and strives to ensure the highest level of protection. We collect, process, store, use and share data, some of which contains personal information, including the personal information of our players. Our business is therefore subject to a number of federal, state, local, and foreign laws, regulations, regulatory codes, and guidelines governing data privacy, data protection, and data security, including the collection, storage, use, processing, transmission, sharing, and protection of personal information.

What we do to maintain the highest level of data protection:

- we encrypt the data during storage and transmission;
- we carry out two-stage user authentication when requesting action with the data;
- we improve the techniques and methods of collecting, storing, and processing the data;
- only authorized employees, consultants, or interested groups of people who need access to this information to perform their duties have access to the data in encrypted and impersonal form;
- all the persons having access to the data are briefed on working with data, and their knowledge and skills are systematically checked.

The Privacy Policy describes what type of users' data is collected, for what purposes, and in which ways the company may process it.

GDEV NEXTERS SUSTAINABILITY REPORT
Founders' message | Sustainability strategy | Focus areas | Corporate Governance | SASB Disclosures | Appendix 31

GHG EMISSIONS

GHG EMISSION FACTORS, KG PER MWH


642.0
322.0
623.0
329.0
646.0
336.0
2019
2020
2021
Cyprus
Other locations

CALCULATED GHG EMISSIONS (SCOPE 2), METRIC TONS CO_2E


14.9
107.6
53.1
63.9
69.3
76.4
2019
2020
2021
Cyprus
Other locations

Other locations: Scope 2 emissions for the former Moscow offices closed in 2022 are calculated based on energy consumption data (see in the 'Energy use' section) in accordance with the methodology of the GHG Protocol using national (Russian) greenhouse gas emission factors. We used factors provided by the JSC Administrator of the Wholesale Electricity Market Trading System as it takes into account the specifics of the Russian energy system, which are not specified in international standards.

Emission factors in the Russian Federation exist only for the years 2020-2021. Therefore, to calculate GHG emissions in 2019, an average factor was adopted that differs from the factor for 2020 by seven units. The 2021 factor has changed by the same amount in relation to 2020. Since the country's energy balance has not undergone drastic changes over the years and the energy system has been developing smoothly, we considered it possible to extrapolate the rate of change to 2019.

Scope 2 emissions for the Cyprus offices are calculated using the data of the European Environment Agency. We used GHG emission intensity factors for electricity generation in Europe.

GDEV NEXTERS SUSTAINABILITY REPORT
Founders' message | Sustainability strategy | Focus areas | Corporate Governance | SASB Disclosures | **Appendix** 32

COMPANY TIMELINE

2010

Nexters story dates back to 2010 when the future friends and founders of Nexters first met.

Those days Andrey Fadeev (now Cofounder and CEO at Nexters) was running Progrestar, a social games development studio, and Boris Gertsovskiy (now Cofounder at Nexters) was shaping his plans on starting a game business.

2012

Boris Gertsovskiy became the President of Crazy Bit, a social games development studio.

Progrestar and Crazy Bit start their partnership – both teams are moving to new offices in the same office center, studios hold regular mutual events and share best practices.

2013

Progrestar released Throne Rush, a strategy game which later became one of the most popular social games on Facebook and VK.

Later Throne Rush became a part of the new company's portfolio.

2014

Andrey and Boris decide to combine efforts and continue their gaming business under a new brand – Nexters.

Island Experiment, Nexters' first casual game released on social networks.

2016

Nexters starts to grow its presence with a new office in Cyprus and launches Hero Wars – an action RPG which became a blockbuster with dozens of millions fans around the world.

2018

Nexters takes a strategic decision to switch its focus on mobile platforms and starts scaling mobile versions of its games.

Igor and Dmitriy Buchman, founders of Playrix – a world's Top 3 mobile gaming company, acquire a stake in Nexters.

2019

Nexters drives an almost four times growth in bookings and total install base within a year and is now ranked as one of Top 10 independent mobile game developers in Europe*.

Hero Wars monthly active users (MAU) grows more than five times.

2020

Nexters expands firmly on the international marketand becomes one of the Top 5 independent mobile game developers in Europe**.

US share becomes the largest and now exceeds of the company's bookings, while the total install base reaches almost 100 million players.

2021

Nexters went public on Nasdaq via SPAC deal with Kismet Acquisition One Corp at a valuation of $1.9 billion.

Two new casual games released – Chibi Island & Island Questaway.

Nexters Boost program is launched. Its aim – to help smaller developers by sharing expertise and providing funds needed to launch new games and building successful international businesses.

2022

First acquisition and investment deals – Cubic Games, RJ Games, and Royal Ark.

* Based on in-game purchases net of platform fees between January and December 2019, according to data provided by AppMagic.

** Based on in-game purchases net of platform fees between January and November 2020, according to data provided by AppMagic.

GDEV NEXTERS SUSTAINABILITY REPORT
Founders' message | Sustainability strategy | Focus areas | Corporate Governance | SASB Disclosures | Appendix 33

REFERENCES



No	Description
1	Everything You Need to Know About Gaming - AGC Partners (2021 Report)
2	Newzoo Global Games Market Report
3	Newzoo 2021 Generation Report
4	Newzoo Global Games Market Report
5	Most common positive experiences of video gaming in the United States as of June 2021
6	Scientific Reports journal – Reaction time and working memory in gamers and non-gamers
7	The Wall Street Journal – Videogames Don't Ruin Kids' Brains. They Might Even Help.
8	National Library of Medicine – Gaming Your Mental Health: A Narrative Review on Mitigating Symptoms of Depression and Anxiety Using Commercial Video Games
9	ResearchGate – The Effects of Playing Video Games on Stress, Anxiety, Depression, Loneliness, and Gaming Disorder during the Early Stages of the COVID-19 Pandemic
10	ResearchGate – Mobile gaming and recovery: Exploring the impact of stress and recovery experience on the use of mobile games for stress recovery.
11	The Entertainment Software Association (ESA) "2022 Essential Facts About the Video Game Industry" Report
12	Reducing carbon by moving to AWS
13, 14	Sustainability in the Cloud
15	Reducing carbon by moving to AWS
16	Carbon Footprint Reporting - Customer Carbon Footprint Tool

DISCLAIMER Forward-looking statements Certain statements in this report may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The forward-looking statements contained in this report are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-1, initially filed by the Company on September 22, 2021, as most recently amended, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to up-date or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Founders’ message | Sustainability strategy | Focus ar NEXTERS SUSTAINABILITY REPORT eas | Corporate Governance | SASB Disclosures | Appendix 34